UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section
14(d)(l) or 13(e)(l) of the Securities Exchange Act of 1934
(Amendment No. 1)
SUPERIOR WELL SERVICES, INC.
(Name of Subject Company)
DIAMOND ACQUISITION CORP.,
a wholly owned subsidiary of
NABORS INDUSTRIES LTD.
(Name of Filing Person — Offerors)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
86837X 10 5
(CUSIP Number of Class of Securities)
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, HM08
Bermuda
Laura W. Doerre
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Telephone: (281) 874-0035
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy To:
Charles J. Conroy, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
Telephone: (212) 530-5671
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$681,521,712.48	$48,592.50

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-1l(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $22.12 per share by 33,810,204, the number of shares of common stock, par value $0.01 per share (“Shares”), of Superior Well Services, Inc. (“Superior”) outstanding on a fully diluted basis as of August 4, 2010, as represented by Superior in the Agreement and Plan of Merger, dated as of August 6, 2010, with Nabors Industries Ltd. and Diamond Acquisition Corp., which Shares consist of 30,810,204 Shares issued and outstanding, plus 3,000,000 Shares that would be issued upon conversion of the 4% Series A Convertible Preferred Stock.

**	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value of $681,521,712.48 by 0.00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,592.50	Filing Party: Nabors Industries Ltd.
Form or Registration No.: Schedule TO	Date Filed: August 11, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☑ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP No. 86837X 10 5
(1)	NAME OF REPORTING PERSON: Nabors Industries Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐

(b)	☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

(7)	SOLE VOTING POWER: 0

(8)	SHARED VOTING POWER: 10,453,985

(9)	SOLE DISPOSITIVE POWER: 0

(10)	SHARED DISPOSITIVE POWER: 10,453,985

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,453,985

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.9%

(14)	TYPE OF REPORTING PERSON: OO (Bermuda exempt company)
Neither the filing of this Amendment No. 1 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock of Superior Well Services, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 86837X 10 5
(1)	NAME OF REPORTING PERSON: Diamond Acquisition Corp.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐

(b)	☐
(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

(7)	SOLE VOTING POWER: 0

(8)	SHARED VOTING POWER: 10,453,985

(9)	SOLE DISPOSITIVE POWER: 0

(10)	SHARED DISPOSITIVE POWER: 10,453,985

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,453,985

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.9%

(14)	TYPE OF REPORTING PERSON: CO (Delaware corporation)
Neither the filing of this Amendment No. 1 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock of Superior Well Services, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010 (the “Initial Schedule TO”) by Nabors Industries Ltd., a Bermuda exempt company (“Nabors”), and Diamond Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Nabors (“Offeror”). This Amendment relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Superior Well Services, Inc., a Delaware corporation (“Superior”), for $22.12 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).
     Documentation relating to the Offer has been mailed to Superior stockholders and may be obtained free of charge at the SEC’s website at www.sec.gov , and may also be obtained at no charge by directing a request by mail to the information agent for the Offer, Georgeson Inc. at 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll free at (866) 647-8869 or collect at (212) 440-9800 for banks and brokers.
Items 1 through 11.
     Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Amendment by reference in response to Items 1 through 11 of this Amendment and is supplemented by the information specifically provided for in this Amendment. The Agreement and Plan of Merger, dated as of August 6, 2010, by and among Superior, Nabors and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(l) to this Amendment, and the Tender and Voting Agreement, dated as August 6, 2010, by and among Nabors and certain stockholders of Superior that are signatories thereto, a copy of which is attached as Exhibit (d)(2) to this Amendment, each is incorporated in this Amendment by reference.
     Notwithstanding the foregoing, the third full paragraph that appears on page 15 of the Offer to Purchase under the heading “Withdrawal Rights” is amended and restated in its entirety to read as follows:
“All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror in its sole discretion. Superior stockholders may challenge such determinations of Offeror. None of Nabors, Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.”
     Further, the first paragraph under subparagraph (b) that appears on page 23 of the Offer to Purchase under the heading “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Superior” is amended and restated in its entirety to read as follows:
"The following is a summary of the terms of the Merger Agreement, which is filed as an Exhibit (d)(1) to the Tender Offer Statement on Schedule TO that Nabors and Offeror have filed with the SEC, which you may examine as set forth in Section 9 — “Information Concerning Nabors and Offeror”. This summary has been included to provide you with information regarding the terms of the Merger Agreement and the terms and information contained in the Merger Agreement should not be relied upon as disclosure regarding Nabors, Offeror, or Superior without consideration of the entirety of public disclosure of Nabors, Offeror, or Superior as set forth in all of their respective public reports with the SEC. The representations and warranties in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the transactions contemplated by the Merger Agreement, such as the Offer, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocates risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.”
     Further, the second full paragraph that appears on page 26 of the Offer to Purchase under the heading “Purpose of the Offer; the Merger Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for Superior” is amended and restated in its entirety to read as follows:
“The representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by Superior to Nabors and Offeror in connection with the signing of the Merger Agreement that modify, qualify and create exceptions to the representations and warranties set forth in the Merger Agreement. The terms and information contained in the Merger Agreement should not be relied upon as disclosure regarding Nabors, Offeror, or Superior without consideration of the entirety of public disclosure of Nabors, Offeror, or Superior as set forth in all of their respective public reports with the SEC.”
     Further, the following paragraph is added after the paragraph that appears on page 33 of the Offer to Purchase under the heading “Source and Amount of Funds”:
“Nabors expects to provide sufficient funds to Offeror to satisfy the foregoing financial obligations in the form of a capital contribution. Offeror has no alternative financing arrangements or alternative financing plans. Nabors and its financial advisors are currently evaluating various types of financing arrangements, including, without limitation, issuing new bonds or entering into new credit facilities, the proceeds of which, together with Nabors’ cash on hand, would be used to fund the purchase of all outstanding Shares pursuant to the Offer and pay related fees and expenses. Nabors and its financial advisors have not finalized any definitive arrangements or plans with respect to such financing, if any. Nabors expects, and has been verbally informed by its financial advisors, that any such financial arrangements would be available prior to the Expiration Date and result in net proceeds, together with Nabors’ cash on hand, sufficient to purchase all outstanding Shares pursuant to the Offer. Nabors can provide no assurance as to when, or if, it might enter into such financing arrangements, or the form or combination of forms of such financing arrangements.”
     Further, clause (iii) of the introductory paragraph that appears on page 33 of the Offer to Purchase under the heading “Conditions of the Offer” is amended and restated to read as follows:
"(iii) at any time after the date of this Agreement and before the Expiration Date, any of the following events occur and continue:”
     Further, the first and second bullet points that appear on page 34 of the Offer to Purchase under the heading “Conditions of the Offer” are amended and restated to read as follows:
• (1) the representations and warranties contained in Section 3.3 generally regarding capitalization (other than the last sentence of Section 3.3(c)), Section 3.4 generally regarding authorization of the transactions contemplated by the Merger Agreement and Section 3.5 generally regarding anti-takeover laws, will not be true and correct in all material respects as of the date of the Merger Agreement or as of the Acceptance Time as though made at the Acceptance Time as determined in the reasonable judgment of Nabors and Offeror (other than representations and warranties that by their terms speak as of another date, which will not be true and correct as of such date), or (2) all other representations and warranties of Superior set forth in Article III of the Merger Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or Material Adverse Effect, will not be true and correct, in each case, as of the date of the Merger Agreement or as of the Acceptance Time as though made on and as of the Acceptance Time (other than representations and warranties that by their terms speak as of another date, which will not be true and correct as of such date), except where, in the case of (2), the failure of such representations and warranties to be true and correct as so made, individually or in the aggregate, does not have or would not reasonably be expected to result in a Material Adverse Effect on Superior;
• Superior will not have performed or complied in all material respects with all agreements and covenants required to be performed by it under Merger Agreement at or prior to the Acceptance Time as determined in the reasonable judgment of Nabors and Offeror;
     Further, the first full paragraph that appears on page 34 of the Offer to Purchase under the heading “Conditions of the Offer” is amended and restated in its entirety to read as follows:
“The foregoing conditions are for the sole benefit of Offeror and may be asserted or waived by Offeror in whole or in part on or before the Expiration Date, subject in each case to the terms and requirements of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted on or before the Expiration Date.”
Item 12. Exhibits.

(a	)(1)(A)	Offer to Purchase, dated August 11, 2010.(1)
(a	)(1)(B)	Form of Letter of Transmittal.(1)
(a	)(1)(C)	Form of Notice of Guaranteed Delivery.(1)
(a	)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a	)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a	)(1)(F)	IRS Form W-9.(1)
(a	)(5)(A)
Press Release Issued by Nabors and Superior, dated August 9, 2010, announcing the execution of the Merger Agreement by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d	)(1)	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).
(d	)(2)
Tender and Voting Agreement, by and among Nabors, Offeror and certain stockholder signatories thereto, dated as of August 6, 2010 (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(1)	Incorporated by reference from the Initial Schedule TO, filed by Nabors and Offeror with the SEC on August 12, 2010.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: August 23, 2010

NABORS INDUSTRIES LTD.
By:	/s/ Mark D. Andrews
	Name:	Mark D. Andrews
	Title:	Corporate Secretary

DIAMOND ACQUISITION CORP.
By:	/s/ Jose S. Cadena
	Name:	Jose S. Cadena
	Title:	Vice President

EXHIBIT INDEX

(a	)(1)(A)	Offer to Purchase, dated August 11, 2010.(1)
(a	)(1)(B)	Form of Letter of Transmittal.(1)
(a	)(1)(C)	Form of Notice of Guaranteed Delivery.(1)
(a	)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a	)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a	)(1)(F)	IRS Form W-9.(1)
(a	)(5)(A)
Press Release Issued by Nabors and Superior, dated August 9, 2010, announcing the execution of the Merger Agreement by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(d	)(1)	Agreement and Plan of Merger, dated as of August 6, 2010, by and among Nabors, Offeror and Superior (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).
(d	)(2)
Tender and Voting Agreement, by and among Nabors, Offeror and certain stockholder signatories thereto, dated as of August 6, 2010 (incorporated by reference to the Form 8-K filed by Nabors on August 9, 2010).

(1)	Incorporated by reference from the Initial Schedule TO, filed by Nabors and Offeror with the SEC on August 12, 2010.